ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ L.๒๔๖ /2004

Finance Department
Tel. 0-2537-4512/0-2537-4611

04036342

August 13, 2004

RECEIVED
2004 AUG 18 A 11: 36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Clarification on news regarding PTTEP's sales of Medco shares

Reference is made to the news reporting that PTT Exploration and Production Public Company Limited (PTTEP) is negotiating with foreign investors to sell its 34.20% shareholding in PT Medco Energi Internasional Tbk. (Medco), an Indonesian petroleum producer.

PTTEP would like to clarify that regarding its 34.20% shareholding in Medco (through 40% holding in News Link Energy Resources), PTTEP, at present, has not made a decision on selling the aforementioned shares. The Company will report further progress, if any, in due course.

Yours sincerely,

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Maroot Mrigadat
President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์ +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com